Filed by NTL Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-22616

Not for release, distribution or publication in or into Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so

NTL INCORPORATED (“ntl”)

RESPONSE TO ANNOUNCEMENTS BY VIRGIN MOBILE AND STATEMENTS BY VIRGIN GROUP

09 December 2005

ntl notes the recent announcements by Virgin Mobile and the statements by Virgin Group, of which ntl had no prior knowledge, as well as the material increase in the Virgin Mobile share price subsequent to these announcements.

ntl continues to believe that its potential offer at 323 pence per Virgin Mobile share represents better value, for all Virgin Mobile shareholders, than Virgin Mobile’s stand-alone alternatives and will make a further announcement in due course, if and when appropriate.

ntl reserves the right to make an offer at a price lower than 323 pence per Virgin Mobile share with the agreement of the Virgin Mobile Board or in the event that a person not acting in concert with ntl announces an offer at less than this price. Any offer for Virgin Mobile would be made in accordance with the UK Takeover Code.

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Further Information on Potential Offer:

Virgin Mobile Holdings (UK) plc shareholders should read any prospectus that may be filed with the Securities and Exchange Commission, because any such prospectus will include important information about any potential transaction.  Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC’s website at http//www.sec.gov.  Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.

The availability of any offer that may be made to Virgin Mobile shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions.  Virgin Mobile shareholders who are not resident in the United Kingdom will need to inform themselves about and observe any applicable requirements.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to an offer or otherwise.

Any securities that might be offered pursuant to the potential offer described in this announcement have not been registered under the US Securities Act or the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan.  Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration or an applicable exemption from registration, and may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

ENQUIRIES

For further information, please contact:

In The US

ntl
Brian Schaffer	Tel: +1 212 739 6724

In The UK

ntl
Justine Smith	Mob: +44 (0)7966 421 991

Buchanan Communications
Richard Oldworth	Tel: +44 (0) 2074 665 000